Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company's independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

1

SILVERCREST MINES INC.

Table of Contents

Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Notes to the Condensed Consolidated Interim Financial Statements	7 – 17

2

SILVERCREST MINES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in United States Dollars)

AS AT

	March 31, 2015	December 31, 2014

ASSETS

Current Assets
Cash and cash equivalents	$35,190,450	$31,251,143
Amounts receivable	65,168	2,396,509
Prepaid expenses	594,672	890,301
Deferred finance costs (note 9)	172,056	171,586
Taxes receivable (note 4)	9,180,004	8,287,598
Inventories (note 5)	7,738,937	5,166,427
Total Current Assets	52,941,287	48,163,564

Non-Current Assets
Deferred finance costs (note 9)	47,480	90,259
Inventories (note 5)	5,949,372	6,261,185
Property, plant and equipment (note 6)	104,698,813	106,332,271
Exploration and evaluation assets (note 7)	17,376,054	16,421,345
Total Non-Current Assets	128,071,719	129,105,060

TOTAL ASSETS	$181,013,006	$177,268,624

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$5,116,561	$4,267,257
Taxes payable	537,311	1,180,155
Deferred revenue (note 8)	1,881,661	1,769,198
Total Current Liabilities	7,535,533	7,216,610

Non-Current Liabilities
Asset retirement obligations	3,546,466	4,026,507
Credit facility obligation (note 9)	15,000,000	15,000,000
Deferred revenue (note 8)	3,166,612	3,742,693
Deferred tax liability (note 19)	11,121,000	9,557,000
Total Non-Current Liabilities	32,834,078	32,326,200

Total Liabilities	40,369,611	39,542,810

Shareholders’ Equity
Capital stock	128,776,622	128,776,622
Share-based payments reserve	8,237,515	7,835,962
Currency translation reserve	(3,487,505)	(3,487,505)
Retained earnings	7,116,763	4,600,735
Total Shareholders' Equity	140,643,395	137,725,814

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$181,013,006	$177,268,624

Nature of operations (note 1)

Contingencies (notes 7, 21)

Subsequent events (notes 7, 10)

Approved by the Board and authorized for issue on May 13, 2015.

“Graham Thody”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SILVERCREST MINES INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS

(UNAUDITED)

(Expressed in United States Dollars)

For the three months ended March 31,	2015	2014

Revenues (note 11)	$19,512,360	$13,005,527

Cost of sales (note 12)	(10,157,498)	(4,686,523)

Depletion, depreciation and amortization	(3,013,434)	(1,721,406)

Mine operating earnings	6,341,428	6,597,598

Corporate and administrative expenses (notes 13, 16)	(1,217,014)	(1,477,002)
Share-based compensation (notes 10, 16)	(406,000)	(571,734)
Foreign exchange loss	(333,615)	(485,448)
Other income (note 14)	-	614,314

Operating earnings	4,384,799	4,677,728

Interest income	70,141	211,035
Accretion expense	(93,163)	(75,766)
Finance costs (note 9)	(189,196)	(104,008)

Earnings before taxes	4,172,581	4,708,989

Income Taxes
Current income tax expense	(97,000)	(2,243,000)
Deferred tax recovery (expense)	(1,564,000)	2,000

Net earnings and comprehensive earnings	$2,511,581	$2,467,989

Earnings per common share (note 15)
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Expressed in United States Dollars)

For the three months ended March 31,	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period	$2,511,581	$2,467,989
Items not affecting cash:
Depletion, depreciation and amortization	3,013,434	1,721,406
Share-based compensation	406,000	571,734
Accretion expense	93,163	75,766
Unrealized foreign exchange loss	61,487	7,174
Deferred revenue (note 8)	(463,618)	(318,946)
Interest income	(70,141)	(211,035)
Finance costs	42,309	42,309
Current income tax expense	97,000	2,243,000
Deferred tax expense (recovery)	1,564,000	(2,000)
Cash flows before changes in working capital items	7,255,215	6,597,397
Amounts receivable	2,345,589	(319,734)
Taxes receivable	(159,406)	3,429,857
Prepaid expenses	333,405	45,541
Inventories	(2,069,117)	1,341,827
Taxes payable	(642,845)	1,552,370
Accounts payable and accrued liabilities	1,099,517	(759,358)
Cash flows before income taxes	8,162,358	11,887,900
Income taxes paid	(830,000)	(4,178,000)
Net cash provided by operating activities	7,332,358	7,709,900
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	-	20,822,001
Capital stock issuance costs	-	(1,431,086)
Stock options exercised	-	500,724
Credit facility drawdown	-	15,000,000
Net cash provided by financing activities	-	34,891,639
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment (note 6)
- Additions	(2,332,062)	(10,644,824)
- Sandstorm contribution	-	10,000,000
- Sales of silver and gold capitalized	-	39,987
Exploration and evaluation	(966,699)	(2,077,454)
Interest received	70,141	211,035
Net cash used in investing activities	(3,228,620)	(2,471,256)

Impact of exchange rate changes on cash and cash equivalents	(164,431)	(45,846)

Change in cash and cash equivalents, during the period	3,939,307	40,084,437
CASH AND CASH EQUIVALENTS, beginning of the period	31,251,143	14,435,453
CASH AND CASH EQUIVALENTS, end of the period	$35,190,450	$54,519,890

Cash and cash equivalents is represented by:
Cash	32,790,450	54,519,890
Cash equivalents	2,400,000	-
	$35,190,450	$54,519,890

Supplemental disclosure with respect to cash flows (note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Expressed in United States Dollars)

	Capital Stock		Reserves		Retained Earnings/	Total
	Number	Amount	Share-Based	Currency	(Deficit)
			Payments	Translation
Balance at December 31, 2013	108,918,205	$108,676,353	$6,021,431	$(3,487,505)	$5,923,855	$117,134,134

Stock options exercised	955,000	750,324	(249,600)	-	-	500,724
Issuance of capital stock	8,855,000	20,822,001	-	-	-	20,822,001
Share issuance costs	-	(1,431,086)	-	-	-	(1,431,086)
Share-based compensation	-	-	571,734	-	-	571,734
Net and comprehensive earnings for the period	-	-	-	-	2,467,989	2,467,989

Balance at March 31, 2014	118,728,205	128,817,592	6,343,565	(3,487,505)	8,391,844	140,065,496

Stock options exercised	25,000	17,352	(5,719)	-	-	11,633
Share issuance costs	-	(58,322)	-	-	-	(58,322)
Share-based compensation	-	-	1,690,971	-	-	1,690,971
Forfeited stock options	-	-	(192,855)	-	192,855	-
Net and comprehensive loss for the period	-	-	-	-	(3,983,964)	(3,983,964)

Balance at December 31, 2014	118,753,205	128,776,622	7,835,962	(3,487,505)	4,600,735	137,725,814

Share-based compensation	-	-	406,000	-	-	406,000
Forfeited stock options	-	-	(4,447)	-	4,447	-
Net and comprehensive earnings for the period	-	-	-	-	2,511,581	2,511,581

Balance at March 31, 2015	118,753,205	$128,776,622	$8,237,515	$(3,487,505)	$7,116,763	$140,643,395

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

1.	NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is engaged in the operation, exploration, development and acquisition of precious metal properties in Mexico. The Company’s current sources of operating cash flows are primarily from the sale of silver and gold. The Company’s flagship property is its 100%-owned Santa Elena Mine near Banamichi in the State of Sonora, Mexico.

SilverCrest is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. SilverCrest is a public company whose shares trade on the NYSE MKT LLC (“NYSE MKT”) (under the symbol SVLC), on the Toronto Stock Exchange (“TSX”) (under the symbol SVL) and the Frankfurt Stock Exchange (“FSE”) (under the symbol CW5). The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on May 13, 2015.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued audited consolidated financial statements for the year ended December 31, 2014, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these audited consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparatives amounts have been re-presented to conform to the current period presentation.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its subsidiaries which are all wholly-owned. SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
Minera Metro S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation Company

7

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.	NEW STANDARDS NOT YET ADOPTED

IFRS 9 – Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, IASB issued IFRS 15 to replace IAS 18 – Revenue, which establishes a new single five-step control-based revenue recognition model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IAS 16 – Property, Plant and Equipment (“IAS 16”) and IAS 38 – Intangibles (“IAS 38”)

IAS 16 and IAS 38 were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, IAS 16 and IAS 38 will have on its consolidated financial statements, or whether to early adopt these new requirements.

4.	TAXES RECEIVABLE

	March 31, 2015	December 31, 2014
Value added taxes receivable	$5,057,292	$3,603,901
Income taxes receivable	4,122,712	4,683,697
	$9,180,004	$8,287,598

Value added taxes receivable (“VAT”) are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite VAT refunds. The Company believes the balance is fully recoverable and has not provided an allowance.

Income taxes receivable (“ITR”) relates to income tax payments paid in Mexico in 2014. The ITR balance will be applied against 2015 income tax installments.

5.	INVENTORIES

	March 31, 2015	December 31, 2014
Supplies	$3,010,864	$2,487,764
Finished goods - dore bars	2,554,000	1,357,630
Unprocessed ore in stockpile	1,057,467	207,742
Leach pad ore (1)	7,065,978	7,374,476
	13,688,309	11,427,612
Less non-current portion (1)	(5,949,372)	(6,261,185)
	$7,738,937	$5,166,427

(1) The leach pad ore inventory is measured based on the lower of average cost per ounce of estimated contained silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad.

8

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

6.	PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	EIP	Office
Cost
Balance at December 31, 2013	$21,395,800	$15,388,416	$73,567,397	$121,742	$110,473,355
Additions	677,781	-	39,648,751	11,436	40,337,968
Change in asset retirement obligations	-	(364,823)	-	-	(364,823)
Sales of silver and gold (1)	-	-	(8,520,350)	-	(8,520,350)
Direct production costs capitalized	-	-	1,477,358	-	1,477,358
Sandstorm contribution (2)	-	-	(10,000,000)	-	(10,000,000)
Santa Elena Mine EIP reclass (mill) (1)	66,716,751	-	(66,716,751)	-	-
Santa Elena Mine EIP reclass (underground) (1)	3,337,403	26,119,002	(29,456,405)	-	-
Impairment charges (3)	(3,412,681)	-	-	-	(3,412,681)
Balance at December 31, 2014	88,715,054	41,142,595	-	133,178	129,990,827
Additions	226,039	1,918,720	-	-	2,144,759
Change in asset retirement obligations (4)	-	(573,205)	-	-	(573,205)
Balance at March 31, 2015	$88,941,093	$42,488,110	$-	$133,178	$131,562,381

Accumulated depreciation and depletion
Balance at December 31, 2013	$7,544,643	$9,688,907	$-	$97,235	$17,330,785
Charge for the year	5,530,164	2,287,392	-	11,698	7,829,254
Impairment charges (3)	(1,501,483)	-	-	-	(1,501,483)
Balance at December 31, 2014	11,573,324	11,976,299	-	108,933	23,658,556
Charge for the period (4)	2,380,228	821,341	-	3,443	3,205,012
Balance at March 31, 2015	$13,953,552	$12,797,640	$-	$112,376	$26,863,568

Carrying amounts
At December 31, 2014	$77,141,730	$29,166,296	$-	$24,245	$106,332,271

At March 31, 2015	$74,987,541	$29,690,470	$-	$20,802	$104,698,813

(1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and CCD/MC processing facilities. For the year ended December 31, 2014, the Company capitalized sales proceeds of $3,571,688 related to pre-commercial production from Santa Elena’s underground mine and $4,948,662 from production during the commissioning period from Santa Elena’s new mill and processing facilities.

At the completion of commissioning the mill, on August 1, 2014, the Company reclassified the carrying value of $66,716,751 related to the mill and processing facilities from Santa Elena Mine EIP to Santa Elena Mine Equipment.

Upon completion of commissioning the underground mine, on October 1, 2014, the Company reclassified the carrying value of $26,119,002 related to the development of the underground mine and $3,337,403 related to underground equipment from Santa Elena EIP to Santa Elena Mining Assets and Santa Elena Equipment, respectively.

(2) In March 2014, in accordance with the terms of the Purchase Agreement (note 8), Sandstorm made an additional $10 million upfront deposit for their share of Santa Elena’s expansion capital costs related to the underground development. The additional $10 million upfront deposit was recorded as a reduction to the carrying value of the Santa Elena EIP asset.

9

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

(3) At December 31, 2014, the Company recorded an impairment charge of $1,911,198 against crushing equipment that was no longer in use at Santa Elena. This equipment had originally cost $3,412,681 with accumulated depreciation of $1,501,483.

(4) On March 31, 2015, the Company filed a Technical Report prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects titled, “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” (the “UPFS”), for the Santa Elena mine. The UPFS with an effective date of December 31, 2014 updates the Santa Elena Pre-Feasibility Study and Open Pit Reserve Update, dated effective April 30, 2013, as amended March 4, 2014. Effective January 1, 2015, the Company updated its depletion, depreciation and amortization estimate to reflect the updated reserves in Santa Elena. The Company revised its asset retirement obligation model input assumptions to reflect the revised 8 year mine life of Santa Elena, which resulted in a reduction of the carrying value in the amount of $573,205.

7.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

	Ermitaño	La Joya	Cruz de Mayo	Other	Total
Balance at December 31, 2013	$-	$12,568,905	$2,981,200	$125,193	$15,675,298
Additions
Acquisition and option payments	$75,000	$587,500	$30,000	$200,000	$892,500
Deferred exploration costs	1,495,414	1,337,952	13,968	201,433	3,048,767
Change in asset retirement obligations	-	-	(150,000)	-	(150,000)
Impairment charges	-	-	(2,875,168)	(170,052)	(3,045,220)
Subtotal, 2014 additions	1,570,414	1,925,452	(2,981,200)	231,381	746,047

Balance at December 31, 2014	$1,570,414	$14,494,357	$-	$356,574	$16,421,345
Additions
Deferred exploration costs	$772,197	$107,761	$-	$74,751	$954,709
Subtotal, 2015 additions	772,197	107,761	-	74,751	954,709

Balance at March 31, 2015	$2,342,611	$14,602,118	$-	$431,325	$17,376,054

Ermitaño Property, Sonora, Mexico

In January 2014, SilverCrest signed an option agreement with Evrim Resources Corp. (“Evrim”) whereby the Company can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. The Ermitaño Property consists of two concessions (I and II) contiguous to the Santa Elena Mine. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (completed), and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the Production Notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”) on revenues from production of minerals.

10

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

7.	EXPLORATION AND EVALUATION ASSETS (continued)

La Joya Project, Mexico

The La Joya Project, located southeast of Durango City, Durango State, Mexico is comprised of fifteen mineral concessions. Nine of the 15 mineral concessions are known as the La Joya West concessions, which the Company acquired on May 24, 2013, pursuant to the Company’s full exercise of an option granted in 2010 by the original vendors of the concessions. Three of the 15 mineral concessions are known as the La Joya East concessions, for which the Company still maintains an option to purchase from the original owners. The remaining three contiguous mineral concessions were acquired directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V.

Prior to 2013, the Company held an option to acquire a 100% interest in the La Joya West concessions, which option was exercised in full on May 24, 2013 by making staged payments totaling $2,680,000 over a three year period commencing June 2010. The final payment of $2,500,000 was settled on May 24, 2013, by a combination of cash payment ($1,250,000) and the issuance of a total of 615,776 common shares of the Company at a value of $1,250,000. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

On November 25, 2010, the Company entered into an option agreement to acquire a 100% interest in the three La Joya East concessions. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totaling $1,500,000 over a three year period commencing January 2011 (of which $912,500 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment having been made on May 6, 2014 and the second and final payment due May 6, 2015. In March 2015, the Company renegotiated the final payment on the La Joya East option agreement, whereby 30% of the $587,500, or $176,250, was paid on May 6, 2015, and the remaining balance plus an additional 5% interest, or $431,813, is due on May 6, 2016. There is a 2% NSR on revenues from production of minerals. Of the total option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

8.	DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive purchase agreement with Sandstorm Gold Ltd. (“Purchase Agreement”) under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for of $12,000,000 (“Upfront Deposit”) and 3,500,000 common shares of Sandstorm and ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 is subject to an increase of 1% per annum commencing April 1, 2014.

Under the terms of the Purchase Agreement, the Company could have been required to return a portion of the Upfront Deposit if certain production levels were not achieved. Therefore, the Upfront Deposit and fair value of the shares were treated as deferred revenue. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for the three month period ended March 31, 2015, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2014 – 50,000) ounces of gold deliverable to Sandstorm.

In February 2014 pursuant to the Purchase Agreement, the Company received notice of Sandstorm’s election to participate in the underground mine in exchange for an additional upfront deposit of $10 million and an increase to $450 per ounce of gold once a total of 50,000 ounces of gold has been delivered under the Purchase Agreement. The Company recorded the additional $10 million upfront deposit as a reduction to the carrying value of the Santa Elena EIP asset (note 6) as there are no requirements to return any portion of the deposit.

11

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

8.	DEFERRED REVENUE (continued)

As a condition of the Purchase Agreement the Company granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt.

During the three month period ended March 31, 2015, the Company recorded revenue of $1,249,802 (2014 – $854,446) from the delivery of 2,224 gold ounces (2014 – 1,530) to Sandstorm, which consisted of $786,184 (2014 – $535,500) in cash and $463,618 (2014 – $318,946) from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2013	$5,951,062	$710,720	$6,661,782
Delivery of gold	(1,027,214)	(122,677)	(1,149,891)
As at December 31, 2014	4,923,848	588,043	5,511,891
Less current portion	(1,580,449)	(188,749)	(1,769,198)
Deferred revenue	$3,343,399	$399,294	$3,742,693

As at December 31, 2014	$4,923,848	$588,043	$5,511,891
Delivery of gold	(414,156)	(49,462)	(463,618)
As at March 31, 2015	4,509,692	538,581	5,048,273
Less current portion	(1,680,914)	(200,747)	(1,881,661)
Deferred revenue	$2,828,778	$337,834	$3,166,612

9.	CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with the Bank of Nova Scotia (“Scotiabank”). The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets. SilverCrest drew down $15 million from the Facility in February, 2014 to fund Santa Elena expansion expenditures.

On July 11, 2014, the available credit limit of the Facility was reduced by $10 million to $30 million leaving $15 million available for further drawdown. The credit limit will reduce by a further $10 million on July 11, 2015, and then mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees and interest is currently payable at the rate of 3.26% per annum.

The availability of the Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. The Company is in compliance with all such covenants as at March 31, 2015. During the three month period ended March 31, 2015, the Company incurred $117,600 (2014 – $53,931) in interest expense under the Facility, of which $nil (2014 – $53,931) was capitalized to Santa Elena EIP and $117,600 (2014 – $nil) was included in “Finance costs” in the statement of operations and comprehensive earnings. During the three month period ended March 31, 2015, standby fees on the Facility amounted to $29,287 (2014 – $61,699) which is included in Finance costs.

In fiscal 2013, the Company deferred $514,758 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. During the three month period ended March 31, 2015, the Company amortized $42,309 (2014 – $42,309), included in Finance costs in the statement of operations and comprehensive earnings. The unamortized portion as at March 31, 2015, amounting to $219,536 (December 31, 2014 – $261,845), is included in “Deferred finance costs” on the consolidated statement of financial position.

12

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

10.	CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value. At March 31, 2015, the Company had 118,753,205 common shares outstanding and no preferred shares outstanding.

Stock options

The Company has a rolling stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as of the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year. The Company has not granted options for periods exceeding 5 years.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2013	8,985,000	$1.69
Issued	3,050,000	$1.58
Exercised	(980,000)	$0.58
Forfeited	(310,000)	$2.07
As at December 31, 2014	10,745,000	$1.75
Forfeited	(10,000)	$1.68
As at March 31, 2015	10,735,000	$1.75

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.05	September 10, 2015	950,000	0.45	$1.05	950,000	$1.05
$1.60	November 7, 2015	240,000	0.61	$1.60	240,000	$1.60
$1.94	February 15, 2016	175,000	0.88	$1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	1.22	$1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	1.34	$1.65	1,450,000	$1.65
$1.60	November 7, 2016	45,000	1.61	$1.60	45,000	$1.60
$2.60	December 5, 2017	1,620,000	2.68	$2.60	1,620,000	$2.60
$2.60	January 31, 2018	350,000	2.84	$2.60	350,000	$2.60
$1.68	December 13, 2018	2,655,000	3.71	$1.68	1,991,250	$1.68
$2.00	January 15, 2019	100,000	3.80	$2.00	50,000	$2.00
$1.95	June 11, 2019	150,000	4.20	$1.95	75,000	$1.95
$1.55	December 10, 2019	2,800,000	4.70	$1.55	850,000	$1.55
		10,735,000	3.01	$1.75	7,996,250	$1.81

Share-based compensation

During the three month period ended March 31, 2015, the Company granted nil (2014 – 100,000) incentive stock options with a weighted average fair value per option granted of CAD$nil (2014 – CAD$0.77) for a total fair value of $nil (2014 – $68,420). The share-based compensation recognized during the three month period ended March 31, 2015, under the fair value method, was $406,000 (2014 – $571,734).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period.

	March 31, 2015	March 31, 2014
Risk-free interest rate	-	1.15%
Expected dividend yield	-	-
Expected stock price volatility	-	56.45%
Expected forfeiture rate	-	2.0%
Expected option lives	-	3 years

13

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

11.	REVENUES

	March 31, 2015	March 31, 2014
Gold revenue - spot prices	$11,394,645	$8,074,931
Gold revenue - Sandstorm (note 8)	1,249,802	854,446
Silver revenue	6,867,913	4,116,137
	19,512,360	13,045,514
Capitalized to Santa Elena Mine EIP (1)	-	(39,987)
	$19,512,360	$13,005,527

(1) Prior to completing the commissioning of Santa Elena’s underground mine on October 1, 2014 and the mill and processing facilities on August 1, 2014, proceeds from the sale of silver and gold were capitalized to the Santa Elena Mine EIP included in property, plant and equipment (note 6).

12.	COST OF SALES

	March 31, 2015	March 31, 2014
Mining	$3,000,231	$1,221,429
Crushing and processing	6,251,853	1,659,865
General and administrative	1,328,019	957,469
Refining and transport	174,721	147,368
Direct production costs	10,754,824	3,986,131
Amortization of leach pad ore inventory (1)	308,498	-
Environmental mining duty (2)	99,000	66,000
Inventory adjustment	(1,004,824)	634,392
Cost of sales	$10,157,498	$4,686,523

(1) Effective July 1, 2014, the Company commenced recognizing a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed through the mill in the period, to the total tonnes remaining on the leach pad (note 5).

(2) The Mexican Environmental Mining Duty is based on 0.5% of gross revenues.

13.	CORPORATE AND ADMINISTRATIVE EXPENSES

	March 31, 2015	March 31, 2014
Remuneration (note 16)	$450,232	$468,286
Professional fees (note 16)	98,426	137,788
General exploration	11,860	14,357
Regulatory	47,910	239,853
Shareholder and investor relations	37,979	93,100
Trade shows and travel	99,643	188,866
Other corporate expenses	210,293	162,085
Mexico corporate expenses	260,671	172,667
	$1,217,014	$1,477,002

14.	OTHER INCOME

Other income of $614,314 relates to net proceeds received from an insurance claim received in March, 2014.

14

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

15.	EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	March 31, 2015	March 31, 2014
Numerator
Net earnings	$2,511,581	$2,467,989

Denominator
For basic - weighted average number of common shares outstanding	118,753,205	111,315,927
Effect of dilutive stock options	355,153	1,991,888
For diluted - adjusted weighted average number of common shares outstanding	119,108,358	113,307,815

Earnings per common share
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

16.	RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2015, the Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $30,830 (2014 – $28,990) for legal fees, which were included in professional fees, and $nil (2014 – $130,118) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $671 (2014 – $5,615) in share-based payments to this officer.

Key Management Compensation (1)

	March 31, 2015	March 31, 2014
Salaries and short-term benefits (2)	$213,378	$212,058
Directors' fees	41,371	31,298
Share-based payments	356,144	335,332
	$610,893	$578,688

(1)	SilverCrest’s key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company.
(2)	Total remuneration paid to the Chief Operating Officer, the Chief Executive Officer, the Chief Financial Officer and Interim President of SilverCrest.

Other transactions

Paid $45,820 (2014 – $43,529) for technical and administrative services and recognized $6,594 (2014 – $12,537) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the three month period ended March, 31 2015, the Company incurred $35,904 (2014 – $33,550) on behalf of Goldsource for these services, of which $13,551 (December 31, 2014 – $15,347) is receivable at March 31, 2015.

15

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	March 31, 2015	March 31, 2014
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Asset retirement obligation	$(573,205)	$-
Accounts payable and accrued liabilities	$453,112	$1,648,851

Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$14,581	$263,966

Capitalized to equity reserves
Transfer of share-based payments reserve upon exercise of options	$-	$249,600

18.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and credit facility. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents are measured using Level 1 inputs.

19.	INCOME TAXES

The composition of the Company’s deferred tax assets and liabilities are as follows:

	March 31, 2015	December 31, 2014
Mexico operations
Deferred tax assets:
Non-Capital losses	$4,414,000	$4,833,000
Asset retirement obligations	1,206,000	1,305,000
Deferred tax liabilities:
Property, plant and equipment	(11,630,000)	(10,451,000)
Exploration and evaluation assets	(2,161,000)	(2,208,000)
Deferred revenue	(2,598,000)	(2,742,000)
Inventories	(352,000)	(294,000)
Defered tax liabilities, net	$(11,121,000)	$(9,557,000)

16

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2015 and 2014	NYSE MKT: SVLC TSX: SVL FSE: CW5

20.	SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation properties at Ermitaño, La Joya and other exploration properties, Mexico; and Corporate. The Company has identified these reporting segments based on the internal reports reviewed and used by the Chief Operating Officer, its chief operating decision maker, in allocating resources and assessing performance. Operations whose revenue, earnings or losses or assets exceed 10% of the total consolidated revenues, earnings or losses, or assets are reportable segments. The Company does not treat gold and silver concentrate production as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective. Exploration and evaluation properties have been aggregated into a single reportable segment where they have similar characteristics and do not have assets which exceed 10% of total reportable assets. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
March 31, 2015	Santa Elena	Other Projects	Corporate	Total
Revenue	$19,462,898	$-	$49,462	$19,512,360
Cost of sales	(10,157,498)	-	-	(10,157,498)
Depletion, depreciation and amortization	(3,009,991)	-	(3,443)	(3,013,434)
Mine operating earnings	6,295,409	-	46,019	6,341,428
Other net expenses	(353,833)	-	(1,815,014)	(2,168,847)
Current income tax expense	(97,000)	-	-	(97,000)
Deferred tax recovery	(1,564,000)	-	-	(1,564,000)
Net earnings (loss) for the period	$4,280,576	$-	$(1,768,995)	$2,511,581

Asset Information
Property, Plant and Equipment	$104,678,011	$-	$20,802	$104,698,813
Exploration and evaluation assets	$-	$17,376,054	$-	$17,376,054

March 31, 2014	Santa Elena	Other Projects	Corporate	Total
Revenue	$12,971,500	$-	$34,027	$13,005,527
Cost of sales	(4,686,523)	-	-	(4,686,523)
Depletion, depreciation and amortization	(1,718,885)	-	(2,521)	(1,721,406)
Mine operating earnings	6,566,092	-	31,506	6,597,598
Other net expenses	(248,433)	-	(1,640,176)	(1,888,609)
Current income tax expense	(2,243,000)	-	-	(2,243,000)
Deferred tax recovery	2,000	-	-	2,000
Net earnings (loss) for the period	$4,076,659	$-	$(1,608,670)	$2,467,989

Asset Information
Property, Plant and Equipment	$92,600,168	$-	$21,986	$92,622,154
Exploration and evaluation assets	$-	$16,757,082	$-	$16,757,082

21.	CONTINGENCIES

In the normal course of business, the Company is aware of certain claims and potential claims. The outcome of these claims and potential claims is not determinable at this time, although the Company does not believe these claims and potential claims will have a material adverse effect on the Company’s results of operations or financial position.

17